FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated January 20, 2023 titled “ Seanergy Maritime Announces Completion of Recent Initiatives to Increase Shareholders’ Value and Special Meeting of Shareholders on February 7, 2023.”

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the letter to the shareholders of the Company, the notice, the proxy statement and the proxy card for the Company’s 2023 Special Meeting of Shareholders scheduled to be held on February 7, 2023.

This Report on Form 6-K, excluding the statements included in Exhibit 99.1 attributed to the Company's Chief Executive Officer, is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-221058, 333-166697, 333-169813 and 333-214967).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2023

SEANERGY MARITIME HOLDINGS CORP.

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer